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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL EXECUTION BROKER LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN — 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL EXECUTION BROKER, LP, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

by: [signature]
Signature

TREASURER
Title

[signature] 2/6/12
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

GLOBAL EXECUTION BROKERS, LP
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Global Execution Brokers, LP

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Execution Brokers, LP as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 2, 2012

GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 2,472
Accrued trading receivables	5,173,727
Receivable from clearing broker	20,495,406
Receivable from affiliate	692,000
Fixed assets (net of accumulated depreciation of $19,346)	3,103
	$ 26,366,708
LIABILITIES AND PARTNERS' CAPITAL	
Securities sold, not yet purchased - at fair value	$ 2,145
Exchange and clearing fees payable	978,145
Payable to affiliates	2,779,753
Accrued compensation	47,000
Accrued expenses and other liabilities	88,126
Total liabilities	3,895,169
Partners' capital	22,471,539
	$ 26,366,708

NOTE A - ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange (the "CBOE") and it is a member of the National Futures Association (the "NFA"). The Entity provides order execution services on various exchanges for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records revenue from order flow and principal transactions and related expenses on a trade-date basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a Fair Value Measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Options listed on multiple exchanges are priced using the NBBO (National Best Bid Offer) average, defined as the average of the lowest offer and highest bid on December 31, 2011.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2011, the securities sold, not yet purchased, and the amount receivable from clearing broker reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker.

NOTE E - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), Susquehanna Financial Group, LLLP, Susquehanna Securities, and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs based on allocations determined at SIG's discretion. Included in payable to affiliates is $390,174 relating to these operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at management's discretion. Included in payable to affiliates is $21,719 relating to these services.

The Entity has an execution services agreement with Susquehanna Financial Group, LLLP. Under this agreement, the Entity executes orders for Susquehanna Financial Group, LLLP on various exchanges for which it receives a monthly fee amounting to $500,000, as agreed upon by the Entity and Susquehanna Financial Group, LLLP.

The Entity provides order execution for affiliates on the PHLX, ISE, CBOE and NYSE Euronext based upon a per-contract rate. The Entity has also negotiated an arrangement with certain affiliates to receive payment for option contracts, executed by the Entity, that are preferenced (directed) to certain affiliates on these exchanges. The accrued trading receivables and receivable from affiliate at December 31, 2011 on the statement of financial condition of $5,173,727 and $692,000, respectively, are comprised of order flow payments due to the Entity under this arrangement.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to 9.5% of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $2,367,860.

Because of their short-term nature, the fair values of the payable to and the receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE F - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2011, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007 and presently is associated with open federal examinations for tax years 2007 and 2008. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the Uniform Net Capital Rule 15c3-1 of the SEC and is also subject to the net capital requirements of the Commodity Future Trading Commission Regulation 1.17 and requirements of the NFA. The Entity computes its net capital under the basic method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the NFA minimum of $45,000, whichever is greater. At December 31, 2011, the Entity had net capital of $19,159,515, which exceeded its requirement of $259,535 by $18,899,980.